 Exhibit 99.1

CIBC announces Senior Executive Leadership Changes

TORONTO, Dec. 4, 2025 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced senior leadership appointments to its Group Executive Leadership Team for 2026, to further accelerate the execution of its client-focused strategy by furthering connectivity, driving efficiencies through modernization, and elevating human capital.

"Building on our record financial performance in fiscal 2025, we're further strengthening our leadership team in areas where accelerating our execution will deliver more for our stakeholders," said Harry Culham, President and CEO of CIBC. "The deep bench strength of our talent is key to our enterprise wide connectivity and our continued strong momentum."

The following changes are effective January 1, 2026:

•	Sandy Sharman, Senior Executive Vice-President and Group Head, People, Culture and Brand, will transition to the role of Special Advisor on January 1, 2026 and will retire at the end of 2026. Throughout Sandy's 19 years with our bank, she has been instrumental in leading the modernization of our Human Resources (HR) function and capabilities, reclaiming our purpose, reinvigorating our brand, enabling strong client and employee experience scores, modernizing our workplaces, and positioning our bank to extend our impact in our communities through our CIBC Foundation.

"Sandy's contributions to CIBC are significant, including helping to architect our client-focused, connected culture and embedding our purpose into everything we do which is enabling the strong financial performance we're delivering across our bank," said Mr. Culham. "Her vision helped to reinvigorate our brand, build our new global headquarters at CIBC Square, and lead our team through the challenges of the global pandemic. We are grateful for her many contributions to the strength of our bank today."
•	Christina Kramer, Senior Executive Vice-President and Chief Administrative Officer, will take on additional accountability for Enterprise Real Estate, Enterprise Capabilities and Organizational Agility, Brand, Community Investment, Client Experience, Communications, and Corporate Events. Christina brings more than 35 years of CIBC experience to these added responsibilities.

"Christina's deep knowledge of CIBC's operations and her experience leading both frontline and infrastructure teams position her well to take on these key enterprise mandates," said Mr. Culham. "She has a deep understanding of the needs of our team and has first-hand experience in growing and deepening client relationships, all of which will add value to our team through her new responsibilities moving forward."
•	Richard Jardim will be appointed Senior Executive Vice-President, Chief Technology and Information Officer, Global Technology, Data and AI. In this role he will play a central role in modernizing and driving efficiencies through technology platforms and capabilities, including furthering CIBC's leadership in leveraging AI to enable our team to do more for our clients. Richard has been with our bank for 14 years and brings extensive technology, data and transformational leadership to the role.

"Our modernization agenda will enable us to further leverage emerging opportunities in Artificial Intelligence and other technologies to empower our team to do more for our clients," noted Mr. Culham. "Richard's deep knowledge of our bank positions him well to lead this effort at a time when the opportunities to add value for stakeholders have never been higher."
•	Yvonne Dimitroff will be appointed Executive Vice-President, Chief Human Resources Officer, People, Culture and Talent, accountable for leading our HR function and fostering a best-in-class culture for our CIBC team. Yvonne brings deep experience, including 14 years of HR leadership with our bank across Canada, the US and our global businesses. Her performance driven, relationship-focused approach will be an asset as she takes on this key role.

"Our talent and our culture are key contributors to our current momentum, and sharpening our focus here will enable future growth," added Mr. Culham. "Yvonne's experience in shaping our culture and leading key HR functions for our bank across borders positions her well to drive an elevated focus on human capital as we sharpen our client focus and connectivity."

About CIBC

CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

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SOURCE CIBC

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%CIK: 0001045520

For further information: For further information: Tom Wallis, CIBC Communications & Public Affairs, tom.wallis@cibc.com or 416-980-4048

CO: CIBC

CNW 06:30e 04-DEC-25